07001781

SECU... ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 12 2007 WASH., D.C.

SEC FILE NUMBER
8- 66995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dimension Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

91 Fifth Avenue, 5th Floor
(No. and Street)

New York (City) New York (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip G. Potter, Partner (212) 531-8502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen
(Name – *if individual, state last, first, middle name*)

67 Wall Street, 22 Floor (Address) New York (City) New York (State) 10005 (Zip Code)

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Phillip Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dimension Brokerage LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

Ralph A. Daluto, Jr.
Notary Public, State of New York
No. 02DA5013902
Qualified In Richmond County
Commission Expires October 11, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Dimension Brokerage, LLC

Index to Financial Statements

December 31, 2006

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Member of Dimension Brokerage LLC:

I have audited the accompanying statement of financial condition of Dimension Brokerage LLC as of December 31, 2006, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dimension Brokerage LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 22, 2007

Dimension Brokerage LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 66,607
Receivables from brokers or dealers	1,230,792
Securities owned, at market value	1,186,776
Due from affiliated companies	640,600
Total Assets	3,124,775
Liabilities and Member's Equity	
Accounts payable and accrued expenses	11,200
Securities sold, not yet purchased	712,306
Brokerage fee payable	17,227
Total Liabilities	740,733
Member's equity	
Total Member's Equity	2,384,042
Total Liabilities and Member's Equity	$ 3,124,775

See accompanying notes to financial statements.

Dimension Brokerage LLC

Statement of Operations

For the Year Ended December 31, 2006

Revenues	
Securities commissions	$ 5,203,106
Trading profits	9,490,959
Other gains	18,093
Dividend income	7,113
Interest income	24,659
Total Revenues	14,743,930
Expenses	
Commissions paid to other broker dealers	3,034,293
Facility management fees	2,750,000
Other expenses	116,176
	5,900,469
Net income before income taxes and reserve for claims on trading profits	8,843,461
Reserve for Class C members claim on trading profits	7,687,882
Net income	$ 1,155,579

See accompanying notes to financial statements.

Dimension Brokerage LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2006

	Total Member Equity
Balance, beginning of year	$ 425,006
Net Income, before withdrawals	8,843,461
Partners' Contributions	803,457
Class C partners withdrawals	(7,687,882)
Balance, end of year	$ 2,384,042

See accompanying notes to financial statements.

Dimension Brokerage LLC

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 1,155,579
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) in receivables	(832,337)
(Increase) in securities	(1,032,245)
(Increase) in due from affiliated companies	(640,600)
Increase in accrued expenses	3,880
Increase in Securities sold short	702,826
Increase in brokerage fee payable	17,226
(Decrease) in management fee payable	(166,491)
	(1,947,741)
Net cash provided by operating activities	(792,162)
Cash flows from financing activities:	
Capital contribution	803,457
Class C partners contributions	7,687,882
Class C partners withdrawals	(7,687,882)
Net cash privided by financing activities:	803,457
Cash and equivalents, beginning of year	55,312
Cash and equivalents, end of year	$ 66,607

See accompanying notes to financial statements.

Dimension Brokerage LLC

Notes to Financial Statements

For the Year Ended December 31, 2006

1. Significant Accounting Policies

Dimension Brokerage LLC (the Company) was organized in the State of New York. The Company is an introducing broker-dealer registered with the Philadelphia Stock Exchange and the Securities and Exchange Commission. The Company specializes in proprietary trading of equities.

The Company prepares its financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Trading Profits and Net Income

The Company is organized as a partnership, with various classes of partners. Class C partners are entitled to a varying percentage of the Company trading profits. In 2006, the Company had trading profits of $8,843,461. Class C partners were entitled to $7,687,882 of these profits as a partnership distribution, approximately 80%. The Company had net comprehensive income of $1,155,579.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company was in compliance with these regulations.

4. Income Taxes

The Company is a limited liability company with Class A, Class B, and Class C partners. Taxed as a partnership, the Company has no Federal or New York State tax liabilities. The Company is liable for NYS minimum tax, but not NYC unincorporated business tax. The Company is eligible tax relief in NYC because of a specific tax provision in the NYC code.

5. Related Parties

The Company licenses facilities management services from a related party. The related party provides facilities management services to the Company, including technology, rent, equipment, furniture, utilities, facilities and administrative support.

6. Receivables from Brokers or Dealers

The company uses a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company to satisfy its obligations in connection with security transactions. As of December 31, 2006, obligations to the clearing broker were collateralized by cash and securities with a market value in excess of the obligations.

In the normal course of business, the Company may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company. It is the policy of the clearing broker to value the short position daily and to obtain additional deposits where deemed appropriate.

7. Regulatory Matters

The Examinations Department ("the Staff") of the Philadelphia Stock Exchange, Inc. ("the Exchange" or "PHLX ") has conducted a routine examination of the books and records of Dimension Brokerage, LLC ("Dimension" or "the Firm") for the period August 3, 2005 through November 39, 2005 and July 1, 2006 through July 31, 2006 ("the Review Period"). As a result of its examination, the Staff uncovered possible violations of Exchange rules by Dimension. The Staff of the PHLX's Enforcement Department and Dimension Brokerage, LLC have agreed in principle to settle the possible enforcement action against the Firm which would result in a fine in the amount of $5,000. As per the Staff of the PHLX's Enforcement Department, the Exchange's Business Conduct Committee is expected to authorize the issuance of a statement of charges and simultaneously accept the Firm's Offer of Settlement at its next meeting on February 27, 2007.

8. Subsequent Events

On August 31, 2006, Atlas Trading, LLC ("Atlas") – a PHLX Member Firm, executed a Subscription Agreement to become a Class B Member of Dimension Brokerage, LLC ("Dimension") and deposited $300,000 with Dimension. In November, 2006 Atlas chose to cease trading through Dimension and requested a return of its $300,000 deposit. Pursuant to Dimension's Operating Agreement and the requirements of the Uniform Net Capital Rule of the Securities and Exchange Commission, these monies are subject to a 12 month lock-up period. The Firm is unable to return these monies until August 31,

2007 and has conveyed this information to Atlas. On January 25, 2007, Atlas contacted the U.S. Securities and Exchange Commission ("SEC") requesting clarification. The SEC has requested that Dimension respond in a written report – which the Firm has complied with. The Firm has supplied copies of the Dimension Operating Agreement and signed Class B Subscription Agreement from Atlas, together with their written response to the SEC.

This audit report was originally filed with $353,000 in NYC UBT tax due. However, the Company has determined it qualifies for specific relief from this tax, thus the revised report.

Dimension Brokerage LLC

Computation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2006

Schedule 1

Assets	$ 3,124,775
Less: Liabilities	(740,733)
Total Ownership Equity	2,384,042
Less: Non Allowable Assets	(640,600)
Option Net Capital Add Backs	26,200
Total Net Capital Before Haircuts	1,769,642
Less: Haircuts	(234,931)
Less: Undue Concentration	(47,806)
Less: Options	(218,568)
Net Capital	1,268,337
Minimum Net Capital	(100,000)
Excess net capital	1,168,337
Aggregate indebtedness	28,427
Ratio AI to NC	2%
Non AI Liabilities	712,306

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

The material difference between the net capital computation as reported on Dimension Brokerage LLC FOCUS report - PartIIA as of December 31, 2005 and the annual audit is the necessity to accrue for taxes due as of December 31, 2006. In particular, the company owes an additional $353,000 UBT tax to New York City.

Subsequent to the issue of my audit report dated February 22, 2007, Dimension Brokerage has determined that it is eligible for tax relief from the City of New York for unincorporated business tax for 2006, in the amount of $365,000, the amount expensed for income taxes in 2006. Net capital is thus increased.

Dimension Brokerage LLC
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2006

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Members of
Dimension Brokerage LLC.

In planning and performing my audit of the financial statements of Dimension Brokerage LLC., (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 22, 2007

DIMENSION BROKERAGE LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

FOR THE PERIOD JANUARY 1, 2006 TO DECEMBER 31, 2006

DIMENSION BROKERAGE LLC
JANUARY 1, 2006 THROUGH DECEMBER 31, 2006

INDEX

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Members of Dimension Brokerage LLC:

I have audited the accompanying statement of financial condition of Dimension Brokerage LLC as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Dimension Brokerage LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Joseph Amundsen, CPA
New York, New York
February 22, 2007

Dimension Brokerage LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 66,607
Receivables from brokers or dealers	1,230,792
Securities owned, at market value	1,186,776
Due from affiliated companies	640,600
Total Assets	3,124,775
Liabilities and Member's Equity	
Accounts payable and accrued expenses	11,200
Securities sold, not yet purchased	712,306
Brokerage fee payable	17,227
Total Liabilities	740,733
Member's equity	
Total Member's Equity	2,384,042
Total Liabilities and Member's Equity	$ 3,124,775

See accompanying notes to financial statements.

Dimension Brokerage LLC

Notes to Financial Statements

For the Year Ended December 31, 2006

1. Significant Accounting Policies

Dimension Brokerage LLC (the Company) was organized in the State of New York. The Company is an introducing broker-dealer registered with the Philadelphia Stock Exchange and the Securities and Exchange Commission. The Company specializes in proprietary trading of equities.

The Company prepares its financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Trading Profits and Net Income

The Company is organized as a partnership, with various classes of partners. Class C partners are entitled to a varying percentage of the Company trading profits. In 2006, the Company had trading profits of $8,843,461. Class C partners were entitled to $7,687,882 of these profits as a partnership distribution, approximately 80%. The Company had net comprehensive income of $1,155,579.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company was in compliance with these regulations.

4. Income Taxes

The Company is a limited liability company with Class A, Class B, and Class C partners. Taxed as a partnership, the Company has no Federal or New York State tax liabilities. The Company is liable for NYS minimum tax, but not NYC unincorporated business tax. The Company is eligible tax relief in NYC because of a specific tax provision in the NYC code.

5. Related Parties

The Company licenses facilities management services from a related party. The related party provides facilities management services to the Company, including technology, rent, equipment, furniture, utilities, facilities and administrative support.

6. Receivables from Brokers or Dealers

The company uses a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company to satisfy its obligations in connection with security transactions. As of December 31, 2006, obligations to the clearing broker were collateralized by cash and securities with a market value in excess of the obligations.

In the normal course of business, the Company may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company. It is the policy of the clearing broker to value the short position daily and to obtain additional deposits where deemed appropriate.

7. Regulatory Matters

The Examinations Department ("the Staff") of the Philadelphia Stock Exchange, Inc. ("the Exchange" or "PHLX ") has conducted a routine examination of the books and records of Dimension Brokerage, LLC ("Dimension" or "the Firm") for the period August 3, 2005 through November 39, 2005 and July 1, 2006 through July 31, 2006 ("the Review Period"). As a result of its examination, the Staff uncovered possible violations of Exchange rules by Dimension. The Staff of the PHLX's Enforcement Department and Dimension Brokerage, LLC have agreed in principle to settle the possible enforcement action against the Firm which would result in a fine in the amount of $5,000. As per the Staff of the PHLX's Enforcement Department, the Exchange's Business Conduct Committee is expected to authorize the issuance of a statement of charges and simultaneously accept the Firm's Offer of Settlement at its next meeting on February 27, 2007.

8. Subsequent Events

On August 31, 2006, Atlas Trading, LLC ("Atlas") – a PHLX Member Firm, executed a Subscription Agreement to become a Class B Member of Dimension Brokerage, LLC ("Dimension") and deposited $300,000 with Dimension. In November, 2006 Atlas chose to cease trading through Dimension and requested a return of its $300,000 deposit. Pursuant to Dimension's Operating Agreement and the requirements of the Uniform Net Capital Rule of the Securities and Exchange Commission, these monies are subject to a 12 month lock-up period. The Firm is unable to return these monies until August 31,

2007 and has conveyed this information to Atlas. On January 25, 2007, Atlas contacted the U.S. Securities and Exchange Commission ("SEC") requesting clarification. The SEC has requested that Dimension respond in a written report – which the Firm has complied with. The Firm has supplied copies of the Dimension Operating Agreement and signed Class B Subscription Agreement from Atlas, together with their written response to the SEC.

This audit report was originally filed with $353,000 in NYC UBT tax due. However, the Company has determined it qualifies for specific relief from this tax, thus the revised report.

END